UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _______________
Commission file number 0-11330
Paychex, Inc. 401(k)
Incentive Retirement Plan
(Full title of the Plan)
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office)

Index to Financial Statements, Schedule and Exhibits
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
June 27, 2011:
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Jacob W. Flaitz, Jr.
Jacob W. Flaitz, Jr.
401(k) Plan Administrator

Report of Independent Registered Public Accounting Firm
The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York 14625
We have audited the accompanying statements of net assets available for benefits of the Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 27, 2011
Chicago, Illinois

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,
	2010	2009

Assets

Cash	$2,182	$3,450

Investments (at fair value):
Paychex ESOP Stock Fund	119,522	123,124
American Funds EuroPacific Growth Fund	43,145	41,192
American Funds Growth Fund of America	43,812	42,194
ClearCourse Group Variable Annuity	8,294	5,848
Columbia Short Term Bond Fund	8,630	9,092
Dreyfus Mid Cap Index Fund	14,363	7,612
Dreyfus Small Cap Stock Index Fund	7,624	3,696
Fidelity Balanced Fund	0	29,248
Fidelity Balanced Fund K	31,879	0
Fidelity Freedom Funds 2005 - 2050	0	39,886
Fidelity Freedom K Funds 2005 - 2050	50,945	0
Fidelity Freedom Income Fund	0	1,956
Fidelity Freedom K Income Fund	1,594	0
Fidelity U.S. Bond Index Fund	33,828	32,057
Fidelity U.S. Government Reserve Fund	40,718	43,179
Invesco Van Kampen Growth and Income Fund	22,137	21,092
Oppenheimer Main Street Small Cap Fund	0	21,180
Spartan International Index Fund	9,464	8,309
Spartan Total Market Index Fund	10,926	4,805
Spartan 500 Index Fund	26,957	23,741
T. Rowe Price Small-Cap Value Fund Advisor	24,051	0
Victory Special Value Fund	0	23,196
Wells Fargo Advantage Common Stock Fund	25,652	0

Total investments	523,541	481,407

Contributions receivable:
Participant	623	518
Employer	143	0

Total contributions receivable	766	518

Notes receivable from participants	16,320	14,458

Net assets available for benefits	$542,809	$499,833

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	Year Ended December 31,
	2010	2009
Contributions:
Participant	$36,446	$36,852
Employer, net of forfeitures	143	4,126

Total contributions	36,589	40,978

Investment income:
Dividend and interest income	11,360	10,464
Net realized and unrealized appreciation in fair value of investments	37,244	77,969

Total investment income	48,604	88,433

Interest income on notes receivable from participants	787	858

Benefits paid to participants	(43,004)	(25,886)

Change in net assets available for benefits	42,976	104,383

Net assets available for benefits at beginning of year	499,833	395,450

Net assets available for benefits at end of year	$542,809	$499,833

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
NOTE A. PLAN DESCRIPTION
The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan Document and Summary Plan Description.
General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on July 1, 1984 and restated in April 2002 and January 2007 to include legislative and other applicable regulatory developments through January 1, 2007, as well as make other changes and enhancements to the Plan.
The Plan operates in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. As of December 31, 2010 and 2009, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Paychex ESOP Stock Fund (“ESOP Fund”).
The Plan has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements.
Plan Amendments: There were no amendments to the plan in 2010. There was a resolution that was approved during 2010 to reinstate the employer matching contribution effective for pay dates after January 1, 2011. The Plan was amended two times in 2009 to reflect technical updates for statutory and regulatory changes, to provide the Plan committee with discretion over allowing loan rollovers, clarify the Plan’s claims procedures language, and to suspend the discretionary matching contribution as of April 2009.
Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. The Plan’s trustee and record keeper is Fidelity Management Trust Company (“Fidelity”), who is also the trustee for the ESOP Fund. Fidelity was responsible for the custody and management of the Plan’s assets for the periods noted.
Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution, when such matching contribution is in effect.

NOTE A. PLAN DESCRIPTION (continued)
Contributions: Employees may contribute, on a pre-tax basis and/or on an after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. For the Roth 401(k), employees may only contribute on an after-tax basis, subject to the same limitations as noted above. The maximum allowable annual employee contribution to the Plan was $16,500 in both 2010 and 2009. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts.
Prior to April 2009, the Company made a matching contribution of up to 100% of the first 3% of eligible pay, and up to 50% of the next 2% of eligible pay that an employee contributed to the Plan. Effective April 3, 2009, the Company suspended the safe harbor matching contribution. Effective for pay dates on or after January 1, 2011, a matching contribution was reinstated in the amount of 50% of up to 4% of eligible pay that an employee contributes to the Plan. The Company may also elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2010 and 2009, respectively.
Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution on a pre-tax basis and/or on an after-tax basis. For the Roth 401(k), participants “catch-up” contributions can only be made on an after-tax basis. This contribution was limited to $5,500 in both 2010 and 2009. The “catch-up” contributions are included in the match calculation, when such matching contribution is in effect, if the employee’s regular contribution is less than allowable percentage of eligible pay.
Vesting: Participants are fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested immediately with respect to Company matching contributions made on or after September 1, 2007. For Company match contributions made prior to September 1, 2007, employees are fully vested upon completion of 1,000 hours of service per year for three calendar years. Employees are also fully vested upon disability, death, or the attainment of retirement age, which is age 65. Within the ESOP, dividends received are fully vested, regardless of years of service.
Participant Accounts: The trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the ESOP Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

NOTE A. PLAN DESCRIPTION (continued)
Investment Options: As of December 31, 2010, participants may direct contributions in the following investment options:
•	Paychex ESOP Stock Fund

•	American Funds EuroPacific Growth Fund

•	American Funds Growth Fund of America

•	ClearCourse Group Variable Annuity

•	Columbia Short Term Bond Fund

•	Dreyfus Mid Cap Index Fund

•	Dreyfus Small Cap Stock Index Fund

•	Fidelity Balanced Fund K

•	Fidelity Freedom K Funds 2005 - 2050

•	Fidelity Freedom K Income Fund

•	Fidelity U.S. Bond Index Fund

•	Fidelity U.S. Government Reserve Fund

•	Invesco Van Kampen Growth and Income Fund

•	Spartan International Index Fund

•	Spartan Total Market Index Fund

•	Spartan 500 Index Fund

•	T. Rowe Price Small-Cap Value Fund Advisor

•	Wells Fargo Advantage Common Stock Fund
Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees, and other key indicators of all investment options and may enter or exit funds at its discretion with the exception of the Paychex ESOP Stock Fund.
Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $0 and $5,000 for 2010 and 2009, respectively. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2010 and 2009, respectively, were not material to the financial statements.
Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the United States (“U.S.”) prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one-time, non-refundable loan origination fee of $75, which is deducted from the participant’s account.

NOTE A. PLAN DESCRIPTION (continued)
Withdrawals: Withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal and must exhaust all other eligible withdrawals available in the Plan. One hardship withdrawal may be taken each calendar year. For actively employed Plan participants, the Plan also allows for: partial withdrawals of vested balances at age 59 1/2; withdrawals of rollover contributions made prior to April 15, 2002; and withdrawals of dividends on the participant’s shares of Paychex common stock in the ESOP Fund in the form of cash, if desired.
Payment of Benefits: Upon separation from employment, at retirement, or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.
Participants in the ClearCourse Group Variable Annuity may elect to receive their vested interest as follows: full lifetime retirement income guarantee at the age of 65 or older; reduced lifetime retirement income guarantee between the ages of 55 and 64; and forfeiture of the lifetime retirement income guarantee prior to age 55.
Voting and Tender Offer Rights on ESOP Stock: Each participant in the ESOP Fund is entitled to exercise voting rights on shares held in his or her account and also direct the ESOP trustee to tender his or her shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate his or her preference with respect to a tender offer, the trustee will vote the participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to permanently discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Contributions: Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.
Notes Receivable from Participants: The principal amount of loans plus any unpaid accrued interest is reported as notes receivable from participants on the Statement of Net Assets Available for Benefits. Loans to participants have various maturity dates and interest rates range from 4.25% to 9.25%. Interest earned is recorded on an accrual basis as interest income on notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits: Benefits are recorded when paid.
Recently Adopted Accounting Pronouncements: During 2010, the Plan adopted the following authoritative guidance issued by the Financial Accounting Standards Board (“FASB”), none of which has had a material impact to the Plan’s financial statements:
•	Guidance aimed at improving disclosures about fair value measurements, which adds new disclosure requirements for transfers into and out of fair value hierarchy Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing disclosure requirements regarding the level of disaggregation for classes of assets and liabilities, and about inputs and valuation techniques used to measure fair value;

•	Guidance that requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan’s financial statements and accompanying notes reflect this reclassification.
Recently Issued Accounting Pronouncements: Recent accounting pronouncements issued by the FASB (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

NOTE C. INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets as of:

	December 31,
In thousands	2010	2009
Paychex ESOP Stock Fund	$119,522	$123,124
American Funds EuroPacific Growth Fund	$43,145	$41,192
American Funds Growth Fund of America	$43,812	$42,194
Fidelity Balanced Fund	$0	$29,248
Fidelity Balanced Fund K	$31,879	$0
Fidelity Freedom Funds 2005 - 2020	$0	$39,886
Fidelity Freedom Funds K 2005 - 2050	$50,945	$0
Fidelity U.S. Bond Index Fund	$33,828	$32,057
Fidelity U.S. Government Reserve Fund	$40,718	$43,179

NOTE C. INVESTMENTS (continued)
The change in fair value of the Plan’s investments, including net realized and unrealized gains and losses, is as follows:

	Year Ended
	December 31,
In thousands	2010	2009
Paychex ESOP Stock Fund	$1,168	$17,956
American Funds EuroPacific Growth Fund	3,128	9,956
American Funds Growth Fund of America	4,475	10,105
ClearCourse Group Variable Annuity	608	927
Columbia Short Term Bond Fund	51	444
Dreyfus Mid Cap Index Fund	2,277	1,600
Dreyfus Small Cap Stock Index Fund	1,159	774
Fidelity Balanced Fund	388	5,594
Fidelity Balanced Fund K	2,843	0
Fidelity Freedom Funds 2005 - 2050	(539)	7,574
Fidelity Freedom K Funds 2005 - 2050	5,365	0
Fidelity Freedom Income Fund	28	191
Fidelity Freedom K Income Fund	77	0
Fidelity U.S. Bond Index Fund	756	788
Invesco Van Kampen Growth and Income Fund	2,333	3,777
Oppenheimer Main Street Small Cap Fund	3,524	5,467
Spartan International Index Fund	404	1,497
Spartan Total Market Index Fund	1,157	1,046
Spartan 500 Index Fund	3,041	4,643
T. Rowe Price Small-Cap Value Fund Advisor	745	0
Victory Special Value Fund	3,287	5,630
Wells Fargo Advantage Common Stock Fund	969	0

Net realized and unrealized appreciation in fair value of investments	$37,244	$77,969

NOTE D. FAIR VALUE MEASUREMENTS
The carrying values of cash and contributions receivable approximate fair value due to the short maturities of these instruments. Notes receivable from participants are valued at the principal amount plus accrued interest, which approximates fair value. Mutual funds and Paychex common stock, which is the sole investment in the ESOP Fund, are stated at their approximate fair value based on quoted market prices. The Annuity Fund, ClearCourse Group Variable Annuity, is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments (GE Investment Funds, Inc.—Total Return Fund Class 2) less applicable ClearCourse asset charges. In determining the fair value of its assets and liabilities, the Plan uses various valuation approaches, predominantly the market and cost approaches.
The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:
•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•	Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents information on the Plan’s financial assets measured at fair value on a recurring basis as of:

	December 31, 2010
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	Value	markets	inputs	inputs
In thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)

Mutual Funds	$395,725	$395,725	$—	$—
Paychex Common Stock	$119,522	$119,522	$—	$—
Annuity Fund	$8,294	$—	$8,294	$—

NOTE D. FAIR VALUE MEASUREMENTS (continued)
The following table presents information on the Plan’s financial assets measured at fair value on a recurring basis as of:

	December 31, 2009
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	Value	markets	inputs	inputs
In thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)

Mutual Funds	$352,435	$352,435	$—	$—
Paychex Common Stock	$123,124	$123,124	$—	$—
Annuity Fund	$5,848	$—	$5,848	$—
NOTE E. RISKS AND UNCERTAINTIES
The Plan provides for certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.
The Plan’s exposure to a concentration of risk is limited by the diversification of investments across 27 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund, which invests in a single security and cash.
NOTE F. RELATED PARTY TRANSACTIONS
The Plan’s holdings of Paychex common stock qualify as a party-in-interest transaction. As of December 31, 2010, the Plan held 3,866,763 shares of Paychex common stock at a fair market value of $119,521,644. As of December 31, 2009, the Plan held 4,018,401 shares of Paychex common stock at a fair market value of $123,123,807.
Fidelity serves as trustee, recordkeeper, and custodian of the Plan and, therefore, is a party-in-interest. Administrative expenses of the Plan are paid by the Company. The Company paid approximately $184,000 and $139,000 in 2010 and 2009, respectively, in administrative expenses.

NOTE G. TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 21, 2008, stating that the Plan is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
The preparation of financial statements in conformity with GAAP requires the Plan Committee to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements, therefore the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Committee believes it is no longer subject to income tax examinations for the years prior to 2007.
NOTE H. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
As allowed by ERISA, the Plan has elected to prepare its IRS Form 5500 on the cash basis of accounting. The financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of:

	December 31,
In thousands	2010	2009

Net assets available for benefits — financial statements	$542,809	$499,833
Less: participant and employer contributions receivable	766	518
Less: deemed distributions — defaulted loans	34	0

Net assets available for benefits — IRS Form 5500	$542,009	$499,315

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, LINE 4i— FORM 5500)
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2010
(Dollars, Units, and Shares in Thousands)

Identity of	Description of Investment Including Maturity
Party	Date, Rate of Interest, Collateral, Par or	Units/	Current
Involved	Maturity Value	Shares	Value

Fidelity*	Cash	0	$2,182

Fidelity*	Paychex, Inc. Common Stock	3,867	119,522

Fidelity*	American Funds EuroPacific Growth Fund	1,061	43,145
Fidelity*	American Funds Growth Fund of America	1,451	43,812

Fidelity*	ClearCourse Group Variable Annuity	833	8,294

Fidelity*	Columbia Short Term Bond Fund	869	8,630

Fidelity*	Dreyfus Mid Cap Index Fund	515	14,363
Fidelity*	Dreyfus Small Cap Stock Index Fund	373	7,624

Fidelity*	Fidelity Balanced Fund K	1,749	31,879
Fidelity*	Fidelity Freedom K Funds 2005 - 2050	3,771	50,945
Fidelity*	Fidelity Freedom K Income Fund	139	1,594
Fidelity*	Fidelity U.S. Bond Index Fund	2,986	33,828
Fidelity*	Fidelity U.S. Government Reserve Fund	40,718	40,718

Fidelity*	Invesco Van Kampen Growth and Income Fund	1,152	22,137

Fidelity*	Spartan International Index Fund	269	9,464
Fidelity*	Spartan Total Market Index Fund	300	10,926
Fidelity*	Spartan 500 Index Fund	606	26,957

Fidelity*	T. Rowe Price Small-Cap Value Fund Advisor	670	24,051

Fidelity*	Wells Fargo Advantage Common Stock Fund	1,241	25,652

Participants *	Participant loans **	0	16,320

			$542,043

*	Represents party-in-interest

**	Loans to participants have various maturity dates (interest at 4.25% to 9.25%).